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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No.  1 )*
                                              ---

             BOVIE MEDICAL CORPORATION (f/k/a AN-CON GENETICS, INC.)
             -------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                         ------------------------------
                         (Title of Class of Securities)

                                    10211F100
                         ------------------------------
                                 (CUSIP Number)

    MR. NORMAN P. FUCHS                             IRWIN A. KISHNER, ESQ.
    5 FLAGPOLE LANE                                 HERRICK, FEINSTEIN LLP
    EAST SETAUKET, NEW YORK 10598                   2 PARK AVENUE
    TEL.: (516) 751-7026                            NEW YORK, NEW YORK 10016
                                                    (212) 592-1400
    ------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                DECEMBER 31, 1998
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                                Page 1 of 5 Pages


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CUSIP NO. 10211F100                   13D                      Page 2 of 5 Pages
--------------------------                             -------------------------


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   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Norman P. Fuchs (S.S. ###-##-####)
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   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]

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   3    SEC USE ONLY

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   4    SOURCE OF FUNDS*

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   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                  [ ]

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   6    CITIZENSHIP OR PLACE OF ORGANIZATION

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                            7  SOLE VOTING POWER
       NUMBER OF

        SHARES                 890,000 shares of Common Stock
                          ------------------------------------------------------
      BENEFICIALLY          8  SHARED VOTING POWER

        OWNED BY
                          ------------------------------------------------------
          EACH              9  SOLE DISPOSITIVE POWER

       REPORTING
                               890,000 shares of Common Stock
         PERSON           ------------------------------------------------------
                           10  SHARED DISPOSITIVE POWER
          WITH

--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        890,000 shares of Common Stock
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  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

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  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        6.0%
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  14    TYPE OF REPORTING PERSON*

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                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                             PART II TO SCHEDULE 13D

     This statement constitutes Amendment No. 1 to the statement on Schedule 13D filed with the Securities and Exchange Commission on February 9, 1998 (the "Original Statement"). All defined terms hereunder have the meanings set forth in the Original Statement. This Amendment No. 1 reflects certain material changes in the information set forth in the Original Statement, as follows:

ITEM 1. SECURITY AND ISSUER

            Shares of Common Stock

            Bovie Medical Corporation (f/k/a An-Con Genetics, Inc.) 734 Walt Whitman Road
            Suite 207
            Melville, New York 11747
            (hereinafter, the "Issuer")


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

            (a) The IRA is the beneficial owner of 890,000 shares of Common Stock of the Issuer. The total number of outstanding shares of the Issuer's Common Stock is 14,741,599. As of December 31, 1998 the IRA owns 6.0% of the Issuer's Common Stock.

            (c) On December 31, 1998, the IRA sold 235,000 shares of Common Stock of the Issuer to the David Rosenberg Irrevocable Trust U/A/D 3/27/97 (the "Rosenberg Trust") for $100,000 or $0.42553 price per share.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

            The shares of Common Stock of the Issuer were sold pursuant to a Stock Purchase Agreement dated as of September 30, 1998, executed and delivered December 31, 1998 by the IRA and the Rosenberg Trust (the "Stock Purchase Agreement").


ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

            B.  The Stock Purchase Agreement.


                      [THE NEXT PAGE IS THE SIGNATURE PAGE]



                                Page 3 of 5 Pages

                                    SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                     NORMAN P. FUCHS


    January 8, 1999                                 By:  /s/NORMAN P. FUCHS
    ---------------                                      ------------------
         Date                                                Signature
                                                  Name:   Norman P. Fuchs

                    ITEM 7. MATERIAL TO BE FILED AS EXHIBITS


                  B. STOCK PURCHASE AGREEMENT BY AND AMONG THE
                NORMAN P. FUCHS INDIVIDUAL RETIREMENT ACCOUNT AND
               THE DAVID ROSENBERG IRREVOCABLE TRUST U/A/D 3/27/97
                          DATED AS SEPTEMBER 30, 1998,
                  EXECUTED AND DELIVERED ON DECEMBER 31, 1998.



                               Page 5 of 5 Pages